Exhibit 99.18

EXECUTION VERSION

Dated	25 January	2024

GAH EDUCATION HOLDING LIMITED

and

SELINA VENTURES HOLDING LTD

SALE AND PURCHASE AGREEMENT

relating to the A Ordinary shares in the capital of

FUTURELEARN LIMITED

DATE:	25 January 2024

PARTIES

(1)	GAH EDUCATION HOLDING LIMITED, a company incorporated in England and Wales with registered number 13072420 and whose registered office is at Buchanan House, 30 Holborn, London, England, EC1N 2HS (the “Seller”); and

(2)	SELINA VENTURES HOLDING LTD a company incorporated in England and Wales with registered number 12144828 and whose registered office is at 102 Fulham Palace Road, London, England, W6 9PL (the “Buyer”).

BACKGROUND

(A)	FutureLearn Limited, a company incorporated in England and Wales with registered number 08324083 and whose registered office is Buchanan House, 30 Holborn, London, England, EC1N 2HS (the “Company”), is a wholly owned subsidiary of the Seller.

(B)	The Buyer wishes to buy and the Seller wishes to sell the Sale Shares (as defined below) on the terms and subject to the conditions of this Agreement.

AGREED TERMS

1.	Definitions

In this Agreement, unless the context otherwise requires, the words and expressions below shall have the following meanings:

“Act” means the Companies Act 2006;

“Consideration” means $4,000,000.00;

“Encumbrance” means any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement;

“First Completion Date” means the date of this Agreement or such other time as the Parties may agree;

“First Tranche Shares” has the meaning given to it in clause 3.3(a);

“Sale Shares” means 4,111,468 A Ordinary shares of £1.00 each, being all of the allotted and issued A Ordinary Shares of £1.00 each in the capital of the Company;

“Second Completion Condition” means the first Monthly Subscription Amount (as defined in the Subscription Agreement) having been received by Selina Hospitality PLC pursuant to and in accordance with the Subscription Agreement;

“Second Completion Date” means the date falling the day after the date on which the Second Completion Condition is satisfied or such other time as the Parties may agree;

“Second Tranche Shares” has the meaning given to it in clause 3.3(b);

“Seller’s Nominated Account” means the following bank account:

Account name:	GAH Holdco Ltd.

Bank:	National Westminster Bank plc.

Account number:	48964948

Sort code:	60-00-01

IBAN:	GB09NWBK60000148964948

BIC:	NWBKGB2L

Currency:	GBP

“Subscription Agreement” means the subscription agreement entered into between Selina Hospitality PLC and Osprey Investments Limited on or about the date of this Agreement;

“Third Completion Date” means the date falling the day after the date on which the Third Completion Condition is satisfied or such other time as the Parties may agree;

“Third Completion Condition” means the second Monthly Subscription Amount (as defined in the Subscription Agreement) having been received by Selina Hospitality PLC pursuant to and in accordance with the Subscription Agreement; and

“Third Tranche Shares” has the meaning given to it in clause 3.3(c).

2.	Interpretation

2.1	Words and expressions which are defined in the Act shall have the meanings attributed to them therein when used in this Agreement unless otherwise defined or the context otherwise requires.

2.2	The clause and paragraph headings used in this Agreement are inserted for ease of reference only and shall not affect construction.

2.3	References to persons shall include unincorporated associations and partnerships, in each case whether or not having a separate legal personality.

2.4	References to a “Party” or “Parties” means a party or the parties to this Agreement.

2.5	References to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded or followed by words indicating a particular class of acts, matters or things.

2.6	References to the “actual knowledge of the Seller” or words to such effect means the actual knowledge of Valery Kisilevsky as at the date of this Agreement (excluding, in each case, any implied or constructive awareness).

2.7	Except where the context specifically requires otherwise, words importing individuals shall be treated as importing corporations and vice versa, and words importing the whole shall be treated as including a reference to any part thereof.

2.8	References to statutory provisions or enactments shall include references to any amendment, modification, extension, consolidation, replacement or re-enactment of any such provision or enactment (whether before or after the date of this Agreement) unless any such change imposes upon any Party any liabilities or obligations which are more onerous than as at the date of this Agreement.

3.	Sale and purchase of the Sale Shares

3.1	Subject to and on the terms and conditions of this Agreement, the Seller will sell as legal and beneficial owner and the Buyer will purchase the full legal and beneficial title to the Sale Shares free from all Encumbrances and with all rights attaching to the Sale Shares.

3.2	The total aggregate consideration payable by the Buyer for the sale of the Sale Shares pursuant to clause 3.1 above shall be an amount equal to the Consideration.

3.3	The Parties hereby agree that:

(a)	on the First Completion Date, the Seller will sell and the Buyer will purchase 3,426,223 of the Sale Shares (the “First Tranche Shares”) for an amount equal to $3,333,333.34;

(b)	on the Second Completion Date, subject to satisfaction (or waiver by the Buyer) of the Second Completion Condition, the Seller will sell and the Buyer will purchase 342,622 of the Sale Shares (the “Second Tranche Shares”) for an amount equal to $333,333.33; and

(c)	on the Third Completion Date, subject to satisfaction (or waiver by the Buyer) of the Third Completion Condition, the Seller will sell and the Buyer will purchase 342,623 of the Sale Shares (the “Third Tranche Shares”) for an amount equal to $333,333.33.

4.	Completion

4.1	The following events shall occur on the First Completion Date:

(a)	the Seller shall deliver or cause to be delivered to the Buyer:

(i)	a duly executed instrument of transfer in respect of the First Tranche Shares;

(ii)	a share certificate and/or a duly executed indemnity for a lost share certificate in respect of the First Tranche Shares;

(iii)	a duly executed power of attorney granted by the Seller in favour of the Buyer in respect of the First Tranche Shares as regards the exercise by the Buyer of the voting and other rights attaching to the First Tranche Shares pending stamping of the stock transfer form in respect of the First Tranche Shares by HMRC;

(iv)	copies of a resolution passed by the board of directors of the Seller and of the Company, approving the Buyer’s acquisition of the Sale Shares; and

(v)	such other documents (including any necessary waivers of pre-emption rights, consents, release or other document) as may be required to enable the Buyer, subject to stamping of the instrument of transfer (or adjudication by HMRC that no stamp duty is payable), to be registered as the full legal and beneficial owner of the First Tranche Shares; and

(b)	conditional upon the Seller complying with its obligations in clause 4.1(a), the Buyer shall pay the relevant amount of the Consideration in accordance with clause 3.3(a) by electronic funds transfer to the Seller’s Nominated Account.

4.2	The following events shall, subject to the Second Completion Condition having been satisfied, occur on the Second Completion Date:

(a)	the Seller shall deliver or cause to be delivered to the Buyer:

(i)	a duly executed instrument of transfer in respect of the Second Tranche Shares;

(ii)	a share certificate and/or a duly executed indemnity for a lost share certificate in respect of the Second Tranche Shares;

(iii)	a duly executed power of attorney granted by the Seller in favour of the Buyer in respect of the Second Tranche Shares as regards the exercise by the Buyer of the voting and other rights attaching to the Second Tranche Shares pending stamping of the stock transfer form in respect of the Second Tranche Shares by HMRC; and

(iv)	such other documents (including any necessary waivers of pre-emption rights, consents, release or other document) as may be required to enable the Buyer to be registered as the full legal and beneficial owner of the Second Tranche Shares; and

(b)	conditional upon the Seller complying with its obligations in clause 4.2(a), the Buyer shall pay the relevant amount of the Consideration in accordance with clause 3.3(b) by electronic funds transfer to the Seller’s Nominated Account.

4.3	The following events shall, subject to the Third Completion Condition having been satisfied, occur on the Third Completion Date:

(a)	the Seller shall deliver or cause to be delivered to the Buyer:

(i)	a duly executed instrument of transfer in respect of the Third Tranche Shares;

(ii)	a share certificate and/or a duly executed indemnity for a lost share certificate in respect of the Third Tranche Shares;

(iii)	a duly executed power of attorney granted by the Seller in favour of the Buyer in respect of the Third Tranche Shares as regards the exercise by the Buyer of the voting and other rights attaching to the Third Tranche Shares pending stamping of the stock transfer form in respect of the Third Tranche Shares by HMRC; and

(iv)	such other documents (including any necessary waivers of pre-emption rights, consents, release or other document) as may be required to enable the Buyer to be registered as the full legal and beneficial owner of the Third Tranche Shares; and

(b)	conditional upon the Seller complying with its obligations in clause 4.3(a), the Buyer shall pay the relevant amount of the Consideration in accordance with clause 3.3(c) by electronic funds transfer to the Seller’s Nominated Account.

4.4	The Seller acknowledges and agrees that the receipt by the Seller from the Buyer of the Consideration shall be a complete discharge by the Buyer of its obligations under clause 3.3.

4.5	Promptly following stamping by HMRC (or adjudication by HMRC that no such stamping is required) of the relevant stock transfer form in respect of each of the First Tranche Shares, the Second Tranche Shares and the Third Tranche Shares, the Buyer shall present the duly stamped (or adjudicated) stock transfer form to the Company and the Seller shall procure that the Company shall promptly:

(a)	register the transfer of the First Tranche Shares, the Second Tranche Shares and the Third Tranche Shares (as applicable) in the register of members of the Company;

(b)	provide a copy of an updated shareholders’ register of the Company, evidencing the transfer in favour of the Buyer of each of the First Tranche Shares, the Second Tranche Shares and the Third Tranche Shares (as applicable); and

(c)	cause to be dispatched to the Buyer at no cost to the Buyer a share certificate (which may be in electronic form) in respect of the First Tranche Shares, the Second Tranche Shares and the Third Tranche Shares (as applicable).

4.6	A Party is not obligated to complete this Agreement unless the other Parties comply with all of their obligations under clause 4.1, clause 4.2 or clause 4.3 (as applicable).

5.	TAXATION

5.1	The Buyer shall bear all stamp duties, stamp duty reserve tax, stamp duty land tax, notarial fees, or other transfer Taxes (each a “Transfer Tax”) payable as a result of the transactions contemplated by this Agreement, and shall be responsible for arranging the payment of any such Transfer Tax.

5.2	All sums payable shall be paid free and dear of all deductions, withholdings, set-offs or counterclaims whatsoever save only as required by law. If any payment from one Party (the “Paying Party”) to the other Party (the “Recipient Party”) pursuant to this Agreement is subject to any deduction or withholding on account of any tax, the Paying Party shall pay such additional amount as shall be required to ensure that the net amount received by the relevant Recipient Party will equal the full amount which would have been received had no such deduction or withholding been made or required.

6.	WArranties

6.1	Each Party warrants to each other Party that, as of date of this Agreement:

(a)	it is duly organised and validly existing under the laws of the jurisdiction of its incorporation;

(b)	such Party has the full power and authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder;

(c)	such Party’s entry into this Agreement will not constitute a default under, breach of, or be in conflict with, its constitutional documents or breach or violate any contract, undertaking, instrument, law, regulation or rule to which it is party or subject; and

(d)	assuming the due authorisation, execution and delivery hereof by the other Party, this Agreement constitutes the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with the terms of this Agreement.

6.2	The Seller warrants that as of the date of this Agreement, each warranty set out in the Schedule (the “Warranties” and each a “Warranty”) is true, accurate and not misleading as of such date by reference to the facts and circumstances then existing.

6.3	Each Warranty is a separate and independent warranty, and, save as otherwise expressly provided, no Warranty shall be limited by reference to any other Warranty or by the other terms of this Agreement.

6.4	The rights and remedies of the Buyer in respect of any breach of any of the Warranties shall not be affected by Completion, any investigation made by or on behalf of the Buyer into the affairs of the Company or any other event or matter whatsoever which otherwise might have affected such rights and remedies except a specific and duly authorised written waiver or release.

7.	LIMITATIONS OF LIABILITY

7.1	The maximum aggregate liability of the Seller for any and all claims under this Agreement shall not exceed the Consideration actually received by the Seller (less any tax and transaction costs) pursuant to this Agreement.

7.2	The Buyer shall not be entitled to claim for (i) any direct or indirect loss of profit; (ii) any indirect or consequential loss; or (iii) any damages calculated on a multiple valuation theory or any reputational, punitive or aggravated damages. The Buyer shall not be entitled to recover from the Seller more than once for the same loss, liability or damage suffered.

7.3	The Seller shall not be liable for any claim unless the Buyer has served written notice (specifying in reasonable detail the nature of the claim as is then known to the Buyer and the Buyer’s good faith estimate of any alleged loss) on the Seller, on or before the date falling five (5) years from the First Completion Date. The Seller shall not be liable in respect of any claim (if not previously satisfied, withdrawn or settled) unless legal proceedings in respect of such claim are issued on or prior to the date falling three months after (and excluding) the date on which written notice is served.

7.4	The Seller shall not be liable for any claim for breach of warranty under this Agreement to the extent that it would not have arisen but for any (or any portion of such claim increased or not reduced as a result of any):

(a)	legislation not in force at the date of this Agreement;

(b)	change of law (or any change in interpretation on the basis of case law), or published administrative practice after the date of this Agreement;

(c)	change in the rates of tax in force at the date of this Agreement;

7.5	None of the limitations contained in this Agreement shall apply to any claim that arises as a result of fraud by the Seller.

7.6	Nothing in this Agreement shall be deemed to relieve the Buyer from any common law duty to mitigate its loss.

8.	Entire agreement

8.1	This Agreement contains the entire agreement between the Parties with respect to its subject matter.

8.2	Each of the Parties acknowledges and agrees that it has not entered into this Agreement in reliance on any statement or representation of any person (whether a party to this Agreement or not) other than as expressly incorporated in this Agreement.

8.3	Each of the Parties irrevocably and unconditionally waives any right or remedy it may have to claim damages and/or to rescind this Agreement by reason of any misrepresentation (other than a fraudulent misrepresentation) not contained in this Agreement.

8.4	The provisions of this Agreement may only be deleted, varied, supplemented, restated or otherwise changed with the prior written consent of each Party.

9.	Announcements

9.1	Subject to the remainder of this clause 9, no party may make or send a public announcement, communication or circular concerning the existence of this Agreement or the transactions referred to in this Agreement unless it has first obtained the written consent of the other party (not to be unreasonably withheld, delayed or conditioned).

9.2	Clause 9.1 does not apply to a public announcement, communication or circular:

(a)	required by law, regulation or rule applicable to the party; or

(b)	if, and to the extent, lawfully required by any regulatory authority to which that party is subject or submits, wherever situated, whether or not the requirement for disclosure has the force of law, provided that any such public announcement, communication or circular shall, so far as is practicable, be made:

(c)	after notice to, and consultation with, the other party (except where such notice or consultation is prohibited by law); and

(d)	after taking into account the reasonable requirements of the other party as to its content, timing and manner of making or despatch.

10.	General

10.1	Each Party shall from time to time, upon the request and at the expense of the other Party, use all reasonable endeavours to execute any additional documents and do or procure any other acts or things which may reasonably be required to give full effect to this Agreement.

10.2	Each Party shall bear their own costs and disbursements incurred in the negotiations leading up to and in the preparation of this Agreement and of matters incidental to this Agreement.

10.3	The rights, powers, privileges and remedies conferred upon the Buyer in this Agreement are cumulative and are not exclusive of any other rights, powers, privileges or remedies provided by law.

10.4	This Agreement may be entered into in any number of counterparts and by the Parties to it on separate counterparts, each of which is an original, but all of which together constitute one and the same instrument. The exchange of a fully executed version of this Agreement (in counterparts or otherwise) by electronic transmission in PDF format or similar electronic means shall be sufficient to bind the Parties to the terms and conditions of this Agreement and no exchange of originals is necessary.

10.5	Except as otherwise expressly stated, this Agreement does not confer any rights on any person or party (other than the Parties to this Agreement) pursuant to the Contracts (Rights of Third Parties) Act 1999.

10.6	This Agreement and any dispute or claim arising out of or in connection with it or its subject matter, whether of a contractual or non-contractual nature, shall be governed by and construed in accordance with the law of England. The Parties agree that the courts of England shall have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement.

This Agreement is entered into by the Parties on the date at the beginning of this Agreement and has been executed after the Schedule.

SCHEDULE

1.	The Sale Shares

1.1	The Company is a wholly-owned subsidiary of the Seller as at the date of this Agreement.

1.2	The Sale Shares comprise 100% of the issued A ordinary shares in the capital of the Company and have been duly authorised, properly allotted and issued as fully paid, free of any Encumbrances.

1.3	The Sale Shares:

(a)	rank pari passu among each other and form one class of shares then in issue in the capital of the Company (but, for the avoidance of doubt, the Sale Shares and other shares in the Company have different voting rights in relation to any matter relating to any management incentive plan, as set forth in the articles of the Company); and

(b)	entitle the holder to receive any dividend or other distribution (excluding, for the avoidance of doubt, any repayment of shareholder loans) announced or declared on or after the date of issue of the Sale Shares.

1.4	There is no agreement, arrangement, commitment or obligation requiring the transfer, redemption or repurchase of, or the grant to a Person of the right (conditional or not) to require the transfer, redemption or repurchase of the Sale Shares.

1.5	There are no claims, proceedings, disputes, or Encumbrances which restrict or prohibit the sale and transfer of the Sale Shares to the Buyer.

2.	Solvency

2.1	To the actual knowledge of the Seller, the Company is solvent under the laws of its jurisdiction of incorporation and is able to pay its debts as they fall due within the meaning of applicable laws.

2.2	To the actual knowledge of the Seller, the Seller has not taken any action nor have any other steps been taken (by the Seller or anyone else) or legal proceedings started or, to the actual knowledge of the Seller, are threatened against the Company for its winding-up, striking-off or dissolution or for it to enter into any arrangement with or composition for the benefit of creditors (including any moratorium prior to a voluntary arrangement), or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of the Company or any of its properties, revenues or other assets, including the filing of any administration application, notice of intention to appoint an administrator or notice of appointment of an administrator or for the occurrence of any event in a jurisdiction outside England and Wales of any form of insolvency proceeding or event similar or analogous to any of those referred to in this paragraph.

3.	Compliance with applicable laws; consents; disputes

3.1	To the actual knowledge of the Seller, the Company has in place adequate systems, procedures and controls to enable it to comply with its obligations under applicable laws.

3.2	The Company is duly incorporated and has full corporate power and authority to carry on its business and, to the actual knowledge of the Seller, the Company holds all material licences, permissions, authorisations and consents necessary to enable it to carry on the same business as hitherto carried on and, to the actual knowledge of the Seller, such licences, permissions, authorisations and consents are in full force and effect.

3.3	To the actual knowledge of the Seller, neither the Company nor any other person for whom the Company is or may be vicariously liable is engaged in any legal or arbitration proceedings or is the subject of any disciplinary proceedings or enquiries by any governmental or regulatory bodies which individually or collectively may have, a significant effect on the financial position of the Company and, to the actual knowledge of the Seller, no such legal or arbitration proceedings are threatened or pending.

3.4	To the actual knowledge of the Seller, there is no material employment problem, dispute, slowdown, work stoppage or disturbance involving the employees or contractors of the Company.

Signed by	)
GAH EDUCATION HOLDING LIMITED acting by a director	) )	/s/ VALERY KISILEVSKY

Director

Signed by Rafael Museri	)
SELINA VENTURES HOLDING LTD acting by a director	) )	/s/ RAFAEL MUSERI

Director

[Signature Page to SPA]